Exhibit 99.1

Brenmiller Signs Definitive Agreement to Supply Wolfson Hospital
with Clean Electric Heat in $3.55 Million Project

●	bGen™ ZERO to save Wolfson Hospital up to US$1.3 million annually and reduce the hospital’s local carbon footprint by 3,900 tons per year
●	Project benefits from up- to $450,000 grant from Israel Innovation Authority

Rosh Ha’ayin, Israel, February 1, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a global leader in thermal energy storage (“TES”), today announced it has signed a definitive agreement for a seven-year, $3.55 million project to supply electric process heat to Wolfson Hospital, a public medical center located near Tel Aviv in Holon, Israel.

The Israeli Ministry of Finance approved a budget of up to NIS 13 million (approximately US$3.55 million) for Wolfson Hospital to procure a bGen™ ZERO system from Brenmiller, from which Brenmiller will generate recurring revenues on an energy-as-a-service (EaaS) model from the supply of electric process heat over the course of the seven-year project. As previously announced by the Company, a grant of up to $450,000 from the Israel Innovation Authority will cover part of the budget.

bGen ZERO will replace Wolfson Hospital’s old diesel boilers that are both costly and polluting. According to the Israeli Ministry of Finance’s estimates, electric heat provided via Brenmiller’s bGen™ ZERO TES system has the potential to save Wolfson Hospital up to US$1.3 million annually and reduce the hospital’s local carbon footprint by 3,900 tons per year.

“With our breakthrough bGen™ ZERO technology, we will provide Wolfson Hospital with a cleaner source of electricity at a lower price than its legacy systems. Our sustainable power infrastructure will benefit all hospital stakeholders, from patients and doctors to administrators, government, and local communities,” stated Brenmiller’s Chairman and CEO, Avi Brenmiller. “This is just the beginning of wide-scale TES adoption, which we believe will become the standard in clean energy storage for industrial and municipal facilities worldwide.”

“The project is expected to drive reduction in our fuel oil consumption to nearly zero,” said Gadi Davidovitz, Chief Engineer at Wolfson Hospital. “It will significantly reduce emissions generated by the hospital while saving on energy costs.”

bGen™, Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen™ thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen™, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: that the bGen™ ZERO at Wolfson Hospital will generate recurring revenues for Brenmiller over the course of the seven-year project; that the bGen™ ZERO has the potential to save Wolfson Hospital up to US$1.3 million annually and reduce its carbon footprint by 3,900 tons per year; that the Company’s sustainable power infrastructure will benefit all hospital stakeholders, from patients and doctors to administrators, government, and local communities; the Company’s belief that TES will become the standard in clean energy storage for industrial and municipal facilities worldwide; and that the project is expected to drive reduction in Wolfson Hospital’s fuel oil consumption to nearly zero. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com